SECURITIES AND EXCHANGE COMMISSION,

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

DIGITAL IMPACT, INC.

(Name of Subject Company (Issuer))

DII ACQUISITION CORP.

infoUSA INC.
(Names of Filing Persons — Offerors)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

25385G 10 6

(CUSIP Number of Class of Securities)

Vinod Gupta

infoUSA Inc.
5711 South 85th Circle
Omaha, Nebraska 68127
Telephone: (402) 593-4500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Steven J. Tonsfeldt

Heller Ehrman White & McAuliffe LLP
275 Middlefield Road
Menlo Park, California 94025
Telephone: (650) 324-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$74,600,864	$8,781

*	For purposes of calculating the amount of filing fee only. Based on the offer to purchase approximately 37,300,432 shares of Common Stock, par value $0.001 per share, of Digital Impact, Inc. at a purchase price of $2.00 per share, net to the seller in cash, without interest. Such number represents the total of approximately 37,151,732 shares issued and outstanding as of February 28, 2005 (as reported in Digital Impact, Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9) but does not include 1,637,300 shares held by infoUSA, and approximately 1,786,000 shares issuable upon the exercise of stock options with an exercise price below the $2.00 purchase price in the offer outstanding as of March 31, 2004 (as reported in Digital Impact, Inc.’s Annual Report on Form 10-K for the year ending March 31, 2004).

**	The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and equals 0.00011770 of the transaction valuation based on Fee Rate Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission (the “Commission”) on December 9, 2004.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$8,722	Filing Party:	DII Acquisition Corp. and infoUSA Inc.
Form or Registration No.:	Schedule TO	Date Filed:	February 24, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 2 TO SCHEDULE TO

      This Amendment No. 2 (“Amendment No. 2”) to Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by infoUSA Inc., a Delaware corporation (“infoUSA”), and DII Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of infoUSA. This Amendment No. 2 relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share, including the associated preferred stock purchase rights, when distributed (the “Shares”), of Digital Impact, Inc., a Delaware corporation (the “Digital Impact”), at $2.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 24, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1 through 9.

      The Offer to Purchase attached as Exhibit (A)(1)(A) to the Schedule TO is amended as follows:

General

      The phrase “sole discretion” is hereby replaced with the phrase “reasonable discretion” in each place it appears in the descriptions of the conditions to the offer appearing on each of (1) the cover page, (2) under the question “What are the most significant conditions to the offer?” in the Summary Term Sheet and (3) in the second paragraph of the Introduction.

Cover Page

      The cover page of the Offer to Purchase is amended and restated as follows:

OFFER TO PURCHASE FOR CASH

ALL OUTSTANDING SHARES OF COMMON STOCK

(INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
OF

DIGITAL IMPACT, INC.

AT

$2.00 NET PER SHARE

BY

DII ACQUISITION CORP.,

A WHOLLY-OWNED SUBSIDIARY OF

infoUSA INC.

      THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, MARCH 23, 2005, UNLESS THE OFFER IS EXTENDED.

      The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn before the expiration date of the Offer a number of shares of common stock, par value $0.001 per share. together with the associated preferred stock purchase rights (together, the “Shares”) of Digital Impact, Inc. (“Digital Impact”) that, together with the Shares then owned by infoUSA Inc. (“infoUSA”) and its subsidiaries (including, without limitation, DII Acquisition Corp. (“Purchaser”)), would represent at least a majority of the total number of outstanding Shares on a fully-diluted basis, (2) the expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder, (3) Purchaser being satisfied, in its reasonable discretion, that the restrictions on “business combinations” set forth in Section 203 of the Delaware General Corporation

Law will not apply to the proposed second-step merger or any other business combination involving infoUSA or any or its subsidiaries (including, without limitation, Purchaser) and Digital Impact and (4) Digital Impact’s board of directors redeeming the preferred stock purchase rights or Purchaser being satisfied, in its reasonable discretion, that the preferred stock purchase rights have been invalidated or are otherwise inapplicable to the offer and the proposed second-step merger described herein.

      infoUSA and Purchaser are seeking to discuss with Digital Impact the acquisition of Digital Impact by Purchaser. infoUSA and Purchaser reserve the right to amend the Offer (including, without limitation, amending the number of Shares to be purchased and the offer price) upon entering into a merger agreement with Digital Impact, or to negotiate a merger agreement with Digital Impact not involving a tender offer pursuant to which Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into the consideration negotiated by infoUSA, Purchaser and Digital Impact.

IMPORTANT

      Any stockholder desiring to tender all or any portion of such stockholder’s Shares (including the preferred stock purchase rights, if applicable) should either: (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, and (a) mail or deliver it, together with the certificate(s) evidencing the tendered Shares and, if separate, the certificates representing the preferred stock purchase rights, and any other required documents, to the Depositary named herein, or (b) tender such Shares (and preferred stock purchase rights, if applicable) pursuant to the procedures for book-entry transfer set forth in “The Offer — Section 3”, or (2) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders whose Shares and, if applicable, preferred stock purchase rights, are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares and, if applicable, preferred stock purchase rights.

      If a Distribution Date (as defined in “The Offer — Section 11”) occurs, stockholders will be required to tender one preferred stock purchase right for each Share tendered in order to effect a valid tender of such Share. Any stockholder who desires to tender Shares (and preferred stock purchase rights, if applicable) and whose certificates representing such Shares (and preferred stock purchase rights, if applicable) are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares (and preferred stock purchase rights, if applicable) pursuant to the guaranteed delivery procedure set forth in “The Offer — Section 3.”

      Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent.

      This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the Offer.

February 24, 2005

Table of Contents

      The entry at “The Offer — 11.” is hereby deleted and replaced with the following: “11. Purpose of the Offer and the Proposed Merger; The Section 203 Condition; The Rights Condition; Appraisal Rights; “Going-Private” Transactions.”

Summary Term Sheet

      The first paragraph of “Summary Term Sheet” is deleted in its entirety and replaced with the following paragraph:

      “DII Acquisition Corp., a wholly-owned subsidiary of infoUSA, is offering to purchase all the outstanding shares of common stock, par value $0.001 per share, together with the associated preferred stock purchase rights, of Digital Impact, Inc. at a price of $2.00 per share, net to the seller in cash, without interest. Unless the context otherwise requires, we refer to one share of Digital Impact common stock, together with the associated preferred stock purchase right, as a “share” or “Share.”

      The following question and answer are hereby inserted following the question “Do you have the financial resources to pay for the shares?” and the related answer:

“What are the “preferred stock purchase rights”?

      According to a Registration Statement on Form 8-A filed by Digital Impact with the Securities and Exchange Commission on March 7, 2005, the preferred stock purchase rights will be distributed to all stockholders of record of Digital Impact on March 16, 2005, the record date for such distribution. Certificates for the preferred stock purchase rights will not be sent to Digital Impact stockholders and the preferred stock purchase rights will attach to and trade only together with the Shares of Digital Impact common stock. Accordingly, Share certificates outstanding on the March 16, 2005, the record date, will evidence the preferred stock purchase rights related thereto. Unless the rights are distributed to stockholders, a tender of Shares will include a tender of the associated preferred stock purchase rights. If the rights are distributed, a holder will need to tender one right with each Share tendered. See “The Offer — Section 11.”

      “What are the most significant conditions to the offer?” is hereby amended by (i) deleting “and” from the end of the second bullet point; (ii) deleting the period at the end of the third bullet point and inserting “; and” and (iii) inserting a fourth bullet point as follows:

•	Digital Impact’s board of directors has redeemed the preferred stock purchase rights or we are satisfied, in our reasonable discretion, that such rights have been invalidated or are otherwise inapplicable to the offer and the proposed second-step merger.

Introduction

      The first paragraph of the “Introduction” is hereby amended by replacing the phrase “all outstanding shares of common stock (the “Common Stock”), par value $0.001 per share, of Digital Impact, Inc., a Delaware corporation (the “Digital Impact”)” with the phrase “(1) all outstanding shares of common stock (the “Common Stock”), par value $0.001 per share (the “Shares”), of Digital Impact, Inc., a Delaware corporation (“Digital Impact”) and (2) unless and until validly redeemed by Digital Impact’s board of directors, the associated rights to purchase shares of Series A Participating Preferred Stock of Digital Impact (the “Rights”) to be issued pursuant to the Preferred Stock Rights Agreement (the “Rights Agreement”) between Digital Impact and Computershare Investor Services LLC, as Rights agent.”

      The first paragraph of the “Introduction” is hereby amended by inserting the following sentence at the end of the paragraph: “Unless the context otherwise requires, all references herein to the “Shares” shall be deemed to include the associated Rights, and all references herein to the “Rights” shall be deemed to include the benefits that may inure to holder of Rights pursuant to the Rights Agreement.”

      The second paragraph of the “Introduction” is hereby amended by (i) deleting the word “and” prior to “(3)” and inserting in its place a comma, and (ii) inserting at the end of the paragraph but prior to the period, the following phrase: “and (4) Digital Impact’s board of directors redeeming the Rights or our being satisfied, in our reasonable discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the proposed second-step merger (the “Rights Condition”).”

The Offer

Section 1 — “Terms of the Offer; Expiration Date”

      The first sentence of the second paragraph of Section 1 (“Terms of the Offer; Expiration Date”) is hereby amended by inserting after the phrase “the HSR Condition” the phrase “, the Rights Condition.”

      The second sentence of the second paragraph of Section 1 (“Terms of the Offer; Expiration Date”) is hereby amended by inserting after the phrase “the Section 203 Condition” the phrase “, the Rights Condition.”

      The second sentence of the second paragraph of Section 1 (“Terms of the Offer; Expiration Date”) is hereby amended by inserting after the phrase “the Section 203 Condition” the phrase “, the Rights Condition.”

Section 11 — “Purpose of the Offer and the Proposed Merger; The Section 203 Condition; Appraisal Rights; “Going-Private” Transactions

      Section 11 is hereby renamed “Purpose of the Offer and the Proposed Merger; The Section 203 Condition; The Rights Condition; Appraisal Rights; “Going-Private” Transactions.”

      The second paragraph of Section 11, The Proposed Merger, is hereby amended to insert after the phrase “the HSR Condition” the phrase “the Rights Condition.”

      Section 11 is hereby amended by inserting after the section entitled The Section 203 Condition and before the section entitled Appraisal Rights the following:

“The Rights Condition.

      Consummation of the Offer is conditioned upon Digital Impact’s board of directors redeeming the Rights, or Purchaser being satisfied, in its reasonable discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger. The following summary is qualified in its entirety by reference to the Rights Agreement.

      The Rights are described in the Digital Impact 8-A filed with the Securities and Exchange Commission on March 7, 2005 (the “Digital Impact 8-A”). According to the Digital Impact 8-A, on March 4, 2005, the Digital Impact Board declared a dividend of one Right to purchase one one-thousandth share of Digital Impact’s Series A Participating Preferred Stock (“Series A Preferred”) for each outstanding Share. The dividend is payable on March 16, 2005 to stockholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from Digital Impact one one-thousandth of a share of Series A Preferred at an exercise price of $10.00 (the “Purchase Price”), subject to adjustment.

      The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights (“Rights Certificates”) will not be sent to stockholders and the Rights will attach to and trade only together with the Shares. Accordingly, Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Shares, outstanding as of the Record Date, even without notation being attached thereto, also will constitute the transfer of the Rights associated with the Shares represented by such certificate.

      The Rights will be separate from the Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of (a) the tenth day after a person or group of affiliated or associated persons (“Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Shares then outstanding, or (b) the tenth business day (or such later date as may be determined by the Digital Impact Board) after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of the then outstanding Shares. The earlier of such dates is referred to as the “Distribution Date.”

      On March 4, 2005, the Digital Impact Board resolved to delay the Distribution Date with respect to the tender offer for Digital Impact’s common stock made by Purchaser, and any modification or amendment to such tender offer, until that time that is immediately preceding consummation of any transaction or series of related transactions in which a person becomes, or will likely become (as determined by the Digital Impact Board), an Acquiring Person.

      Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Purchase Price, one one-thousandth share of the Series A Preferred. In the event that Digital Impact does not have sufficient Series A Preferred available for all Rights to be exercised, or the Digital Impact Board decides that such action is necessary and not contrary to the interests of Rights holders, Digital Impact may instead substitute cash, assets or other securities for the Series A Preferred for which the Rights would have been exercisable under this provision or as described below.

      Unless the Rights are earlier redeemed, in the event that an Acquiring Person obtains 15% or more of the then outstanding Shares, then each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Shares having a value equal to two times the Purchase Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by Digital Impact as set forth below.

      Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person obtains 15% or more of the then outstanding Shares, (i) Digital Impact is acquired in a merger or other business combination transaction, or (ii) 50% or more of Digital Impact’s consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

      At any time after an Acquiring Person obtains 15% or more of the then outstanding Shares and prior to the acquisition by such Acquiring Person of 50% or more of the then outstanding Shares, the Digital Impact Board may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Share per Right.

      Because of the nature of the dividend, liquidation and voting rights of the Series A Preferred, the value of one one-thousandth interest in a share of Series A Preferred purchasable upon the exercise of each Right should approximate the value of one share.

      The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to the Distribution Date; thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring Person).

      Purchaser believes that if the Rights Condition is satisfied, the Rights Agreement will not be an impediment to the consummation of the Offer or the Proposed Merger.”

Section 12 — “Source and Amount of Funds”

      The fourth paragraph of Section 12 (“Source and Amount of Funds”) shall be amended by adding the following sentence at the end of such paragraph: “In connection with the extension of the credit facilities pursuant to the commitment letter, infoUSA intends to repay all amounts outstanding under the Amended and Restated Credit Agreement dated as of June 4, 2004, as amended by a First Amendment to the Amended and Restated Credit Agreement dated as of November 5, 2004 between infoUSA, various lenders, and Wells

Fargo Bank, N.A., as sole lead arranger, sole book runner and administrative agent and related premiums, fees and expenses. As of March 7, 2005, there was approximately $176,200,000 aggregate principal amount outstanding under the current credit facility with Wells Fargo Bank, N.A.”

      The following paragraphs shall be inserted immediately following the fourth paragraph of Section 12 (“Source and Amount of Funds”):

      “Borrowings under the term credit facility and the revolving credit facility will bear interest at a rate equal to (i) LIBOR plus the applicable margin or alternate base rates (ranging from 0.75% to 2.50%) plus (ii) the applicable margin (ranging from 1.75% to 2.50%). Borrowings based on LIBOR will be for interest periods of 1, 2, 3 or 6 months, subject to availability.

      Wells Fargo Bank, N.A.’s commitment to provide the term and revolving credit facilities are subject to, among other things, there being (i) no material adverse change in the business, assets, condition (financial or otherwise), operations, liabilities (whether contractual, environmental or otherwise), properties, projections or prospects of (A) the infoUSA and its subsidiaries, taken as a whole, since September 30, 2004, or (B) the Digital Impact since December 31, 2004 (in each case, other than as disclosed in publicly available filings by infoUSA or the Digital Impact with the Securities and Exchange Commission prior to February 23, 2005 and other than as indicated in the projections delivered by infoUSA to Wells Fargo Bank, N.A. prior to the date of this letter), or in the facts and information as represented to date, (ii) there not having occurred any material disruption or material adverse change in the financial or capital markets generally or in the market for syndicated credit facilities that could in the sole discretion of Wells Fargo Bank, N.A. be expected to materially impair the syndication of the credit facilities, (iii) the satisfaction of the terms and conditions of the commitment letter, the senior term sheet and the other annexes and schedules attached to the commitment letter and the fee letter in a manner acceptable to Wells Fargo Bank, N.A., and (iv) the absence of any competing offering, placement or arrangement for any debt security or bank financing by or on behalf of any of infoUSA, Digital Impact, Purchaser or any of their respective subsidiaries prior to successful syndication of the credit facilities.”

      The following paragraph shall be inserted immediately following the fifth paragraph of Section 12 (“Source and Amount of Funds”):

      “In the event that the credit facilities contemplated by the commitment letter were unavailable, infoUSA could also raise funds through borrowings from other lenders or the issuance of securities. infoUSA expects , based upon the combination of internally available cash, borrowings under the credit facilities or any other credit facility, or the issuance of securities, to have sufficient cash on hand at the expiration of the Offer to par the Offer price for all Shares in the Offer.”

Section 14 — “Conditions to the Offer”

      The first paragraph of Section 14 (“Conditions to the Offer”) shall be amended by replacing the phrase “(1) at or prior to the Expiration Date, any one or more of the Minimum Tender Condition, the Section 203 Condition or the HSR Condition has not been satisfied, or (2) at any time on or after February 24, 2005, and before the time of payment for any such Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the Offer),” with the phrase “(1) at or prior to the Expiration Date, any one or more of the Minimum Tender Condition, the Section 203 Condition or the Rights Condition has not been satisfied, or (2) at any time on or after February 24, 2005, and prior to the Expiration Date, or, with respect to the HSR Condition or the conditions set forth in the first, second or eighth bullet points below, before the time of payment for any such Shares,”.

      The first bullet point of Section 14 (“Conditions to the Offer”) shall be amended by replacing the phrase “sole judgment” with the phrase “reasonable judgment.”

      The second to last paragraph of Section 14 (“Conditions to the Offer”) shall be amended by replacing the phrase “sole judgment” with the phrase “reasonable judgment.”

      The last paragraph of Section 14 (“Conditions to the Offer”) shall be amended by replacing the phrase “in its sole discretion” with the phrase “in its reasonable discretion” in each place that such phrase appears and by replacing the phrase “regardless of the circumstances (including, without limitation, any action or omission by infoUSA or Purchaser) giving rise to any such conditions or may be waived by Purchaser, in its sole discretion, in whole or in part, at any time and from time to time” with the phrase “regardless of the circumstances giving rise to any such conditions or may be waived by Purchaser, in its reasonable discretion, in whole or in part, at any time and from time to time, prior to the Expiration Date or, with respect to the HSR Condition or the conditions set forth in the first, second, or eighth bullet points below, before the time of payment for any such Shares.”

      The Form of Letter of Transmittal which is attached as Exhibit (a)(1)(B) to the Schedule TO is amended as follows:

      The phrase “(Including the Associated Preferred Stock Purchase Rights)” shall be inserted immediately following the phrase “Shares of Common Stock” on the third line of the Letter of Transmittal.

      The second line of the letter to stockholders at page 3 of the Letter of Transmittal is hereby amended by inserting the phrase “(including the associated preferred stock purchase rights)” immediately following the phrase “par value $0.001 per share.”

      Instruction 8 to the “Instructions Forming Part of the Terms and Conditions of the Offer” is hereby amended by replacing the phrase “sole discretion” with the phrase “reasonable discretion.”

      The Form of Notice of Guaranteed Delivery attached as Exhibit (a)(1)(C) to the Schedule TO is amended as follows:

      The second line of the first full paragraph of the notice is hereby amended by inserting the phrase “(including the associated preferred stock purchase rights)” immediately following the phrase “par value $0.001 per share.”

      The Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees attached as Exhibit (a)(1)(D) to the Schedule TO is amended as follows:

      The second line of the first full paragraph of the letter is hereby amended by inserting the phrase “(including the associated preferred stock purchase rights)” immediately following the phrase “par value $0.001 per share.”

      The third paragraph of the letter is hereby deleted and replaced by the following paragraph:

      “The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the Expiration Date a number of Shares that, together with the Shares then owned by infoUSA and its subsidiaries (including, without limitation, Purchaser), represents at least a majority of the total number of outstanding Shares on a fully diluted basis, (ii) Purchaser being satisfied, in its reasonable discretion, that Section 203 of the Delaware General Corporation Law will be inapplicable to the proposed second-step merger or any other business combination involving infoUSA or any of its subsidiaries (including, without limitation, Purchaser) and Digital Impact, (iii) the expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder and (iv) Digital Impact’s board of directors redeeming the preferred stock purchase rights or Purchaser being satisfied, in its reasonable discretion, that the preferred stock purchase rights have been invalidated or are otherwise inapplicable to the Offer and the proposed second-step merger described in the Offer to Purchase.”

      The Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees attached as Exhibit (a)(1)(E) to the Schedule TO is amended as follows:

      The third line of the first full paragraph of the letter is hereby amended by inserting the phrase “(including the associated preferred stock purchase rights)” immediately following the phrase “par value $0.001 per share.”

      Item number “4” of the letter is hereby deleted and replaced by the following Item “4”:

      “4. The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the Expiration Date a number of Shares that, together with the Shares then owned by infoUSA and its subsidiaries (including, without limitation, Purchaser), represents at least a majority of the total number of outstanding Shares on a fully diluted basis, (ii) Purchaser being satisfied, in its sole discretion, that the restrictions on “business combinations” set forth in Section 203 of the Delaware General Corporation Law will not apply to the second-step merger or any other business combination involving infoUSA or any of its subsidiaries (including, without limitation, Purchaser) and Digital Impact, (iii) the expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder and (iv) Digital Impact’s board of directors redeeming the preferred stock purchase rights or Purchaser being satisfied, in its reasonable discretion, that the preferred stock purchase rights have been invalidated or are otherwise inapplicable to the Offer and the proposed second-step merger described in the Offer to Purchase.”

Item 12.  Exhibits.

      (a)(1)(I) Press Release issued by infoUSA dated March 8, 2005.

SIGNATURE

      After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of March 8, 2005 that the information set forth in this statement is true, complete and correct.

DII ACQUISITION CORP.

By:	/s/ Raj Das

Name: Raj Das

Title:	Chief Financial Officer

INFOUSA INC.

By:	/s/ Raj Das

Name: Raj Das

Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase dated February 24, 2005.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)*	Press Release issued by infoUSA dated February 23, 2005.
(a)(1)(H)*	Summary Advertisement published February 24, 2005.
(a)(1)(I)	Press Release issued by infoUSA dated March 8, 2005.
(b)*	Commitment Letter dated February 23, 2005.
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Incorporated herein by reference to the Schedule TO filed by DII Acquisition Corp. and infoUSA Inc. on February 24, 2005.